February 17, 2005

Mail Stop 0408

By U.S. Mail and facsimile to (760) 736-8906

Mr. James P. Kelley, II
President and Chief Executive Officer
Discovery Bancorp
338 Via Vera Cruz
San Marcos, CA 92078

Re:	Discovery Bancorp
	Form S-4 filed January 18, 2005
	File No. 333-122090

Dear Mr. Kelley:

	We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


General

1. Please note the updating requirements of Rule 3-12 of Regulation
S-X.

2. Please file updated consents for all audited financial statements included in your next filing.


3. Immediately following the Introduction, please provide a section under the caption "Risk Factors" which provides a discussion of the most significant factors contributing to the risk involved in this transaction. For example, consider including risk factors pertaining to the impact this transaction may have on shareholder rights, the risks associated with the contemplated acquisition of Celtic Corp, and the risks posed by dilution. Please see Item 503(c) of Regulation S-K.

4. The staff notes that you have included a brief discussion of the changes in the rights enjoyed by shareholders of Discovery Bank and those enjoyed by shareholders of Discovery Bancorp.
Supplementally,
provide the staff with a copy for Discovery Bank`s charter and bylaws.

5. Please provide your legal analysis as to how you determined that shareholder approval of Discovery Bancorp`s charter and bylaws was not required. To the extent that you determine that shareholder approval is required; consider the need to unbundle the approval of the new charter and bylaws from the shareholders` approval of the merger. Please see Rule 14a-4 and the September 2004 supplement to the Telephone Interpretations Manual.

6. Please confirm that the company will not utilize the proxies that they are seeking with this registration statement to vote for any motion to adjourn the meeting in order to solicit additional proxies.
Such an action exceeds the discretionary power granted as part of the proxy and therefore must receive specific approval.

7. On page 11, you state that the holding company is not a party to any material legal proceedings. Please add disclosure that discusses any legal proceedings to which Discovery Bank is a party.

Calculation of Registration Fee

8. We note that you are registering 1,217,798 shares. We also note that you have 1,037,298 shares outstanding. Please revise the table to identify the reason you are registering the additional 180,500 shares. Do these represent the shares issuable upon the exercise of the warrants?

Available Information; Cautionary Statement Regarding Forward-
Looking
Statements

9. Please remove the Cautionary Statement Regarding Forward-
Looking
Statements and the Additional Information sections as this information is not required by Item 501 of S-K and therefore should not appear in the forepart of the registration statement.


Available Information - page iii

10. In the last paragraph of this section, you reference the SEC`s website. Please make it clear that investors can obtain the same information on the website as they can from the Public Reference Room. From this paragraph, it seems that the investors can not access the Registration Statement, exhibits and schedules from the website.

Introduction - page 1

11. Substantially expand your discussion of the acquisition of Celtic, including a brief discussion of Celtic`s business, management`s plan to use the assets acquired and the price that Discovery will pay for Celtic.

12. Revise this section to briefly describe the material changes to the rights of shareholders under the holding company compared to their current rights as bank shareholders.

13. Please clarify the record date for shareholders to participate in the vote.

Vote Required - page 2

14. Expand this section to clarify how you will treat abstentions and broker non-votes. Please refer to Item 21(b) of Schedule 14A.

15. Please revise to note whether Discovery Bank has a quorum requirement and disclose the quorum size.

Proposal 1: Bank Holding Company Reorganization
Reasons for the Merger: General - page 7

16. Revise this section to provide all the information regarding the acquisition of Celtic Merger Corp and Celtic Capital Corporation required by Item 14 of Schedule 14A. Please Refer to Note A to
Schedule 14A. In addition, please ensure that your revised discussion regarding the acquisition covers the following:
* When, how, and why Celtic Merger Corp. became a wholly owned subsidiary of the Holding Company.
* How the Board of Directors identified Celtic Capital as a good acquisition and how they determined the fair purchase price and premium offered for their assets.
* Whether the Board of Directors entered into the purchase agreement with Celtic before or after Celtic experienced a loss for the nine months ending September 30, 2004.
* The principals and directors of Celtic Capital and any affiliation with the Bank or holding company.
* Any provisions existing in the purchase agreement that may be triggered in the event shareholders do not approve the merger.

17. Please confirm that there are no affiliations between the owners of Celtic and the Officers and Directors of Discovery.

18. Please advise the staff regarding all actions taken by the Board to determine that the price paid for Celtic was fair to Discovery and its shareholders. Did the Board receive a fairness opinion? If not, please disclose the fact that the Board did not seek an independent appraisal and state how they determined that not seeking expert advice was consistent with their fiduciary duty to the shareholders of Discovery.

19. Please provide a legal analysis of how you determined that shareholder approval of the acquisition of Celtic was not required under California law.

Description of Discovery Bancorp Common Stock - page 9

20. We are unable to find a description of the warrants that you are registering in this transaction. Please refer to Item 202 of Regulation S-K.

The Holding Company: General - page 11

21. In the second paragraph of this section, you disclose that the Holding Company has not yet engaged in business activity.
However,
the board has entered into a Purchase Agreement with Celtic
Capital
as referenced four paragraphs later. Please explain the distinction on which you rely for this conclusion.

Directors and Executive Officers - page 11

22. In accordance with Item 401(h) of Regulation S-K, please disclose which of the directors will serve as Audit Committee Financial
Expert.

Federal Income Tax Consequences - page 18

23. Please advise the staff how you determined that a Item
601(b)(8)
tax opinion was not required.

24. To the extent that the disclosure in this section is not supported by a tax opinion of counsel, remove the disclaimers in the middle of page 19.


Business of Discovery Bank - page 20

25. In the fourth paragraph, you refer to "asset based loans," please change your reference to the loan product to "asset backed loans" or explain the distinction. Similarly, on page 30 you refer to "mini-perm" financing, please review the document and either explain industry jargon as you use the terms or replace the jargon with more readily understandable terminology.

26. Please confirm that the bank`s status as a "preferred lender" of the SBA, as discussed in the fifth paragraph, will not be altered by the merger discussed.

Management`s Discussion & Analysis of Financial Condition &
Results
of Operations

General - page 24

27. You project that the Poway branch will become profitable in the first quarter of 2005. Please confirm that this projection is still accurate or detail any reason that management`s initial expectations have changed.

Distribution of Assets, Liabilities and Shareholder`s Equity -
page
25

28. Please include a footnote for your average balance sheet table
detailing how the non-accruing loans have been treated.   Please
refer to the Instructions to Item I.B of Industry Guide III.

Loan Categories - page 29

29. Please consider revising, by providing a further breakdown and quantification of your current sub-categories of loans comprising "Other Real Estate" and "Commercial". We note these two categories represent approximately 60% to 70% of the loan portfolio for the periods reported. Please carefully review the Instructions to Item
III.A of Industry Guide III.

30. We note that the Net Loans balance provided in both the comparative September 30, and comparative December 31, tables do not agree with the balances shown in the comparative September 30, Balance Sheet (page F-1) and the comparative December 31, Balance Sheets (page F-10). Please provide a reconciliation of these amounts by revising the table and any other ancillary disclosures.


Loans  -  page 31

31. We note you discussed each individual loan category with the exception of your other real estate loan classification. Please revise to include a discussion similar to those already provided for other categories in your next amendment. As a related matter, we are unclear whether your limited discussion on page 20 regarding specialized banking products relates to this category. Please also revise the discussion on page 20 as necessary, giving effect to the above comment and to eliminate any potential inconsistent disclosures.

Loan Origination and Underwriting - page 31

32. Please include a discussion of your process for managing and mitigating the risks factors inherent in loan origination and underwriting.

Loan Maturities - page 32

33. We note that the total balances by loan category for the Maturity table did not agree with the balances provided in the Loan Category table. The disclaimer provided in the last paragraph on page 32 is not sufficient explanation for the large variance between the depictions of these categories. Please provide reconciliation between the two tables and revise your relevant disclosures and tables as necessary.

34. Please revise the interest rate portion of your loan maturity table by separately presenting the required specific loan categories detailed in Item III.B of Industry Guide III.

Non-Performing Assets  -  page 33

35. We are unclear from your disclosures whether or not you had balances of any non-accrual loans, loans 90 days past due and accruing and/or restructured loans for the periods presented. Please present a table detailing the balances of these amounts in accordance with Item III.C of Industry Guide III. If you did not have any balances of any non-performing loan components for the periods presented, please include an affirmative statement to that effect in your next amendment. Please also more fully explain the relationship between those loans on your internal watch list and those guaranteed by government and other agencies, including why they are or are not included in the balances of non-performing loans for the purposes of
Industry Guide III.

Borrowings - page 37

36. It was noted that the borrowings shown on the balance sheet were not identified as short or long-term in nature. Please carefully review the requirements and related instructions to Item VII of Industry Guide III and include the relevant disclosures, or tell us why you believe they are not required.

Liquidity and Liquidity Management - page 38

37. Please more clearly define "Abrokered deposits@" described in the first paragraph of this section.

38. Revise the discussion of your available sources of liquidity to state the total amount of outstanding advances or funding from the line of credit that you have secured from the FHLB San Francisco as of the end of each reporting period.

39. We note that your liquidity position and your net capital ratios have declined from 2003 to the first three quarters of 2004. Please provide management`s analysis of why your liquidity has declined and managements view as to how the change affects the risks that affect
Discovery and your profitability.

Interest Rate Risk  -  page 41

40. We note that in your cumulative gap table, you have significant positive gap percentages in several of your measurement windows. Please revise your textual discussion to discuss whether you have policies and procedures in place designed to limit nominal and cumulative gap amounts and/or percentages. Disclose any correction action measures should any amounts exceed your established limits or how you would manage those situations if you do not have currently have such policies as applicable.

41. We note that all your time deposits comprising in excess of
$38
million will mature within the next year. Please revise your discussion to detail how you plan on retaining a significant portion of these deposits and your plans if you are unable to or unwilling to pay market interest rates upon maturity. Discuss and quantify additional funding sources should you experience significant disintermediation or deposit run-off.

Interest Rate Risk - page 42

42. Please provide a description of the model and the assumptions used to generate the data in the Interest Rate Scenario table.
Please refer to Reg. S-K Item 305 a(1)(ii)(A&B).


Unaudited Pro Forma Selected Financial Data - page 54

43. We note the disclosures throughout the document regarding the proposed acquisition of Celtic Capital Corporation. It would appear to us that there are various levels at which the terms and conditions of the agreement would constitute an acquisition of a business for accounting purposes. Specifically, we are referring to the following:
* Your plans to acquire loans, fixed assets and outstanding debt and operate Celtic as a separate subsidiary going forward;
* Your plans to retain and offer employment contracts to two of Celtic`s principals and a consulting agreement with one of Celtic`s principals, together with non-compete agreements;
* The apparent significance of this acquisition to your historical financial statements and satisfaction of the tests in Articles 1-02(w)(2) and 3-05 of Regulation S-X potentially requiring additional disclosures, pro forma financial statements and audited financial statements of Celtic.

44. Please revise to include audited financial statements and revised complete pro forma financial statements reflecting the acquisition of
Celtic as a business or provide persuasive evidence as to why this is not required. Please also include a complete Management`s Discussion and Analysis for Celtic for any required audited and interim periods.
We note Articles 3-05 and 11 of Regulation S-X and Item 303 of
Regulation S-K.

45. As a related matter, please include a full purchase price allocation in a tabular format and discuss how you valued all assets and liabilities acquired, including any goodwill.

46. Include an introductory paragraph prior to presenting all required pro forma information detailing the specific terms and conditions of the purchase agreement including, but not limited to employment contracts, the consulting agreement and the existence of any payments for stock for stock performance or other contingencies, etc.

Stock Options - page 56

47. It would appear from your disclosures provided in this note and throughout the document that all stock options granted were done at then existing current market value. In order for us to more fully understand your accounting in this regard, please supplementary provide the following information for each stock option issuance since September 2001:
* Grant date;
* Exercise price;
* How many options were granted, by individual employee name;
* The analysis for each issuance supporting that the exercise price represents the market value at the grant date.


Employment Agreements  -  page 57

48. Include a financial statement footnote detailing the nature and terms of employment agreements, including any potential contingent payments such as severances.

49. Please update footnote 1 to reflect the share price as of December 31, 2004.

Certain Transactions - page 59

50. Please consider changing the title of this section to "Related Party Transactions" for clarity.

51. Please confirm that no member of the Board or any officer benefits from the lease of the San Marcos office building.

Proposal 2: Approval of 2004 Stock Option Plan
Summary of the Plan: Administration - page 60

52. Please disclose whether the directors administering the stock option plan will be non-executive directors and clarify whether the directors will be independent as defined by NASD regulation.

Shares Subject to the Plan - page 61.

53. Please fill in the percentage of shares in the first sentence of this section or disclose to us why this figure is indeterminable at this stage.

Audited Financial Statements - page 66

Income Statements  -  page F-2

54. Please review the guidance in Article 9-04.13 and 14 of Regulation S-X with respect to how you present non-interest income and expense components. Revise to separately label and present required amounts as necessary.

Summary of Significant Accounting Policies - page F-17

55. Please provide your rational and analysis for not including in the notes to the financial statements disclosure requirements for retirement plans as outlined in SFAS 87 Employers` Accounting for Pensions, SFAS 106 Employers` Accounting for Postretirement Benefits
Other than Pensions, SFAS 112 Employers` Accounting for Postemployment Benefits, and SFAS 132 ( R) Employers` Disclosures about Pensions and Other Postretirement Benefits, as appropriate.

Note - 10 Related Party Transactions - page F-28

56. Please carefully review the guidance in Article 9-03(7)(e)(1) of
Regulation S-X. Include an aggregate loan analysis or reconciliation of all related party loans for the latest fiscal year ended, including the beginning balance, new loans, repayments and other changes netting to the aggregate related party loans at period end, if required.

Exhibits

Opinion of Horgan, Rosen, Beckham & Coren LLP

57. We note Horgan, Rosen, Beckham & Coren LLP has opined as to the legality of the shares issued in exchange for Bank Common Stock, however, they have failed to provide an opinion as to the enforceability of the warrants. Please explain this omission or provide a revised opinion which addresses the enforceability of the warrants being registered.

Celtic Purchase Agreement

58. Please file the Purchase Agreement entered into between the Holding Company and Celtic Capital as an exhibit to the registration statement. In addition, please provide any other appropriate existing agreements as exhibits.

Closing Comments

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
* the company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Paula Smith at (202) 824-5698 or John P.
Nolan,
Accounting Branch Chief, at (202) 942-1783 if you have questions regarding comments on the financial statements and related matters.
Please contact Kathryn McHale at (202) 824-5538 or me at (202)
942-
1974 with any other questions.

						Sincerely,



						Christian Windsor
						Special Counsel


cc:	S. Alan Rosen, Esq.
	Horgan, Rosen, Beckham & Coren, LLP
	23975 Park Sorrento, Suite 200
	Calabasas, CA 91302